UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)

On Deck Capital, Inc.
(Name of Issuer)

Common Stock, par value $.0.005 per share
(Title of Class of Securities)

682163100
(CUSIP Number)

David Bell
EJF Capital LLC
2107 Wilson Boulevard
Suite 410
Arlington, VA  22201
(703) 997-5716

With a copy to:

Jonathan Adler
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004
(212) 859-8000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 22, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 682163100	Page 2

1	NAME OF REPORTING PERSON
EJF Capital LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
4,900,000

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
4,900,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,900,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.6% (1)

14	TYPE OF REPORTING PERSON
IA

(1)
Based upon 74,269,812 shares of Common Stock, par value $0.005 per share (“Common Stock”) outstanding as of April 30, 2018, as disclosed in the Issuer’s Form 10-Q filed with the U.S. Securities and Exchange Commission (“SEC”) on May 8, 2018.

CUSIP No. 682163100	Page 3

1	NAME OF REPORTING PERSON
Emanuel J. Friedman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
4,900,000

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
4,900,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,900,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.6% (1)

14	TYPE OF REPORTING PERSON
IN

(1)	Based upon 74,269,812 shares of Common Stock outstanding as of April 30, 2018, as disclosed in the Issuer’s Form 10-Q filed with the SEC on May 8, 2018.

CUSIP No. 682163100	Page 4

1	NAME OF REPORTING PERSON
EJF Debt Opportunities Master Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
4,840,797

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
4,840,797

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,840,797

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.5% (1)

14	TYPE OF REPORTING PERSON
PN

(1)	Based upon 74,269,812 shares of Common Stock outstanding as of April 30, 2018, as disclosed in the Issuer’s Form 10-Q filed with the SEC on May 8, 2018.

CUSIP No. 682163100	Page 5

1	NAME OF REPORTING PERSON
EJF Debt Opportunities GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
4,840,797

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
4,840,797

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,840,797

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.5% (1)

14	TYPE OF REPORTING PERSON
OO

(1)	Based upon 74,269,812 shares of Common Stock outstanding as of April 30, 2018, as disclosed in the Issuer’s Form 10-Q filed with the SEC on May 8, 2018.

CUSIP No. 682163100	Page 6

1	NAME OF REPORTING PERSON
EJF Debt Opportunities Master Fund II, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
59,203

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
59,203

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
59,203

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1% (1)

14	TYPE OF REPORTING PERSON
PN

(1)	Based upon 74,269,812 shares of Common Stock outstanding as of April 30, 2018, as disclosed in the Issuer’s Form 10-Q filed with the SEC on May 8, 2018

CUSIP No. 682163100	Page 7

1	NAME OF REPORTING PERSON
EJF Debt Opportunities II GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
59,203

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
59,203

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
59,203

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1% (1)

14	TYPE OF REPORTING PERSON
OO

(1)	Based upon 74,269,812 shares of Common Stock outstanding as of April 30, 2018, as disclosed in the Issuer’s Form 10-Q filed with the SEC on May 8, 2018.

ITEM 1.  SECURITY AND ISSUER

This Amendment No. 4 to the statement on Schedule 13D (“Amendment No. 4”) amends the Schedule 13D originally filed by the undersigned (the “Reporting Persons”) on February 21, 2017 (the “Original Schedule 13D”), as further amended by the Amendment No. 1 filed on April 3, 2017, the Amendment No. 2 filed on April 25, 2017, and the Amendment No. 3 filed on June 7, 2018, regarding the common stock, par value $0.005 per share (the “Common Stock”), of On Deck Capital, Inc., a Delaware corporation (the “Issuer”).  The address of the Issuer’s principal executive offices is 1400 Broadway, 25th Floor, New York, New York, 10018.

Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported on the Original Schedule 13D or the Amendment No. 1, Amendment No. 2, or Amendment No. 3 thereto.  Capitalized terms used but not otherwise defined in this Amendment No. 4 shall have the meanings ascribed to them in the Original Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) and (b)

The aggregate percentage of the outstanding shares of Common Stock reported as beneficially owned by each Reporting Person is based upon the 74,269,812 shares of Common Stock outstanding as of April 30, 2018, as disclosed in the Issuer’s Form 10-Q filed with the U.S. Securities and Exchange Commission on May 8, 2018.

The Debt Fund beneficially owns, and has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, 4,840,797 shares of Common Stock, representing 6.5% of the outstanding shares of Common Stock.  EJF Debt Opportunities GP, LLC, as the general partner of the Debt Fund, beneficially owns, and has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, 4,840,797 shares of Common Stock, representing 6.5% of the outstanding shares of Common Stock.

The Debt Fund II beneficially owns, and has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, 59,203 shares of Common Stock, representing 0.1% of the outstanding shares of Common Stock.  EJF Debt Opportunities II GP, LLC, as the general partner of the Debt Fund II, beneficially owns, and has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, 59,203 shares of Common Stock, representing 0.1% of the outstanding shares of Common Stock.

EJF, as an investment manager managing the Funds, either directly or through a general partner or investment manager of which it is the sole member, beneficially owns and has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the Subject Shares, representing 6.6% of the outstanding shares of Common Stock.  By virtue of Emanuel J. Friedman’s position as the controlling member of EJF, Emanuel J. Friedman beneficially owns, and has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the Subject Shares, representing 6.6% of the outstanding shares of Common Stock.

Neither the filing of this Amendment No. 4 nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they constitute a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and the Reporting Persons expressly disclaim status as a “group” for purposes of the Original Schedule 13D and all amendments thereto.

(c)
Schedule I hereto, which is incorporated by reference into this Item 5(c) as if restated in full herein, describes all of the transactions in shares of Common Stock by the Reporting Persons since the date of the Amendment No. 3 to the Original Schedule 13D.

(d)	No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares.

(e)	Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to the Original Schedule 13D is true, complete and correct.

Dated:  June 25, 2018

EJF CAPITAL LLC

By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EMANUEL J. FRIEDMAN

By:	/s/ Emanuel J. Friedman
	Name:	Emanuel J. Friedman

EJF DEBT OPPORTUNITIES MASTER FUND, L.P.

By:	EJF DEBT OPPORTUNITIES GP, LLC
Its:	General Partner

By:	EJF CAPITAL LLC
Its:	Sole Member

By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EJF DEBT OPPORTUNITIES GP, LLC

By:	EJF CAPITAL LLC
Its:	Sole Member

By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EJF DEBT OPPORTUNITIES MASTER FUND II, LP

By:	EJF DEBT OPPORTUNITIES II GP, LLC
Its:	General Partner

By:	EJF CAPITAL LLC
Its:	Sole Member

By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EJF DEBT OPPORTUNITIES II GP, LLC

By:	EJF CAPITAL LLC
Its:	Sole Member

By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

SCHEDULE I

This Schedule I lists all transactions in shares of Common Stock by the Reporting Persons since the date of the Amendment No. 3 to the Original Schedule 13D.  The transactions described below were effected in the open market through brokers by the Funds.  As reflected in Item 5, and by virtue of the relationships described therein, the Funds, EJF Debt Opportunities GP, LLC, EJF Debt Opportunities II GP, LLC, EJF Capital LLC and Emanuel J. Friedman may each be deemed to have shared beneficial ownership of the shares of Common Stock reflected in the transactions listed below.

Trade Date	Shares Purchased/(Sold)	Price Per Share (1)	Total Price (1)
06/11/2018	(302)	$7.20	$2,174.61
06/11/2018	(24,698)	$7.20	$177,842.89
06/12/2018	(146)	$7.28	$1,062.35
06/12/2018	(11,954)	$7.28	$86,982.09
06/13/2018	(302)	$7.24	$2,186.75
06/13/2018	(24,698)	$7.24	$178,835.75
06/13/2018	(1,507)	$7.30	$10,999.74
06/13/2018	(123,193)	$7.30	$899,198.03
06/14/2018	(283)	$7.20	$2,037.66
06/14/2018	(23,130)	$7.20	$166,540.63
06/15/2018	(1,208)	$7.22	$8,715.72
06/15/2018	(98,792)	$7.22	$712,784.28
06/15/2018	(112)	$7.37	$824.88
06/15/2018	(9,188)	$7.37	$67,669.62
06/15/2018	(190)	$7.37	$1,400.81
06/15/2018	(15,510)	$7.37	$114,350.58
06/18/2018	(1,133)	$7.43	$8,417.17
06/18/2018	(92,667)	$7.43	$688,432.41
06/18/2018	(604)	$7.55	$4,560.74
06/18/2018	(49,396)	$7.55	$372,984.26
06/18/2018	(679)	$7.52	$5,105.20
06/18/2018	(55,521)	$7.52	$417,445.74
06/19/2018	(1,005)	$7.36	$7,401.12
06/19/2018	(82,166)	$7.36	$605,095.07
06/19/2018	(135)	$7.41	$999.68
06/19/2018	(11,065)	$7.41	$81,936.33
06/20/2018	(205)	$7.59	$1,554.93
06/20/2018	(16,795)	$7.59	$127,390.08
06/20/2018	(405)	$7.49	$3,034.71
06/20/2018	(33,095)	$7.49	$247,984.14
06/20/2018	(272)	$7.57	$2,059.86
06/20/2018	(22,228)	$7.57	$168,332.64
06/20/2018	(181)	$7.62	$1,380.05
06/20/2018	(14,819)	$7.62	$112,988.95
06/21/2018	(290)	$7.58	$2,197.24
06/21/2018	(23,710)	$7.58	$179,643.56
06/22/2018	(399)	$7.43	$2,963.89
06/22/2018	(32,605)	$7.43	$242,199.72
06/22/2018	(1,091)	$7.50	$8,187.08
06/22/2018	(89,194)	$7.50	$669,329.61
06/25/2018	(119,538)	$7.15	$855,138.99
06/25/2018	(63,352)	$7.21	$456,793.26
06/25/2018	(1,462)	$7.15	$10,458.71
06/25/2018	(775)	$7.21	$5,588.06

(1) Not including any brokerage commissions or service charges.